------------------------
OMB APPROVAL
------------------------
OMB Number:    3235-0058
Expires:   June 30, 1991
Average estimated burden
hours per response..2.50
------------------------
------------------------
     SEC FILE NUMBER
0-23396
------------------------
------------------------
       CUSIP NUMBER

------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

(Check One):   / /  Form 10-KSB    / /  Form 20-F   / /  Form 11-K
               /X/  Form 10-QSB    / /  Form N-SAR

For Period Ended: March 31, 1999
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------
 -------------------------------------------------------------------------------
 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Pacific Biometrics, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


25651 Atlantic Ocean Drive
Suite A-1
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      /X/ (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      / /  (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

      THE COMPANY WAS DELAYED IN PREPARATION OF ITS QUARTERLY REPORT ON FORM 10-QSB DUE TO REDUCTIONS IN ADMINISTRATIVE AND ACCOUNTING STAFF.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Neil S. Belloff, Esq.                   (212)            969-3208
      -------------------------------------------------------------------------
      (Name)            (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                     /X/  Yes          / /  No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     /X/ Yes           / /  No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company's operating loss will be less than the loss incurred in the corresponding period for the last fiscal year primarily due to decreases in both Research & Development and General & Administrative expenditures, partially offset by lower revenues. Due to staffing reductions and finalization of other items of income and expense, a complete report on results cannot be made at this time. Finalization of other items of income and expense will probably result in the Company's net loss being materially larger than the loss incurred in the corresponding period for the last fiscal year due to asset value write-offs.
      --------------------------------------------------------------------------


                           Pacific Biometrics, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


  Date:   May 17, 1999                        By: /s/ Peter B. Ludlum
                     ------------------------------
                                                  Peter B. Ludlum
                                                  Chief Financial Officer


  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).

--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.